SUPPLEMENTAL DATA	Exhibit 99(f)
SIEMENS
ADDITIONAL INFORMATION (I) (unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors and Divisions
For the three months ended December 31, 2007 and 2006
(in millions of €)

																		Target
	New Orders						Revenue						Profit***			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	%Change	2008	2007
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**
Sectors and Divisions
Industry Sector	11,001	10,151	8%	8%	(3)%	3%	9,174	8,399	9%	9%	(3)%	3%	994	777	28%	10.8%	9.3%	9-13%
Industry Automation	2,281	1,802	27%	16%	(3)%	14%	2,089	1,662	26%	13%	(3)%	16%	415	263	58%	19.9%	15.8%	12-17%
Drive Technologies	2,505	2,226	13%	15%	(2)%	0%	1,974	1,723	15%	17%	(2)%	0%	225	173	30%	11.4%	10.0%	11-16%
Building Technologies	1,539	1,617	(5)%	0%	(4)%	(1)%	1,434	1,442	(1)%	4%	(4)%	(1)%	93	87	7%	6.5%	6.0%	7-10%
OSRAM	1,193	1,174	2%	7%	(5)%	0%	1,193	1,174	2%	7%	(5)%	0%	126	123	2%	10.6%	10.5%	10-12%
Industry Solutions	2,567	2,429	6%	8%	(2)%	0%	1,708	1,576	8%	11%	(3)%	0%	91	71	28%	5.3%	4.5%	5-7%
Mobility	1,775	1,664	7%	9%	(2)%	0%	1,440	1,455	(1)%	1%	(2)%	0%	44	61	(28)%	3.1%	4.2%	5-7%

Energy Sector	9,079	8,316	9%	12%	(4)%	1%	5,035	4,536	11%	14%	(4)%	1%	347	304	14%	6.9%	6.7%	11-15%
Fossil Power Generation	3,431	3,568	(4)%	0%	(4)%	0%	1,901	1,906	0%	4%	(4)%	0%	25	117	(79)%	1.3%	6.1%	11-15%
Renewable Energy	1,032	557	85%	94%	(9)%	0%	417	252	65%	75%	(10)%	0%	52	16	225%	12.5%	6.3%	12-16%
Oil & Gas	1,847	1,127	64%	62%	(4)%	6%	827	702	18%	12%	(2)%	8%	66	42	57%	8.0%	6.0%	10-14%
Power Transmission	1,924	2,330	(17)%	(14)%	(3)%	0%	1,244	1,117	11%	14%	(3)%	0%	125	71	76%	10.0%	6.4%	10-14%
Power Distribution	920	834	10%	13%	(3)%	0%	732	620	18%	21%	(3)%	0%	78	60	30%	10.7%	9.7%	11-15%

Healthcare Sector	2,806	2,211	27%	5%	(7)%	29%	2,653	2,102	26%	2%	(6)%	30%	332	304	9%	12.5%	14.5%	14-17%
Imaging & IT	1,755	1,791	(2)%	3%	(6)%	1%	1,650	1,693	(3)%	2%	(5)%	0%	232	256	(9)%	14.1%	15.1%	14-17%
Workflow & Solutions	396	361	10%	14%	(4)%	0%	348	352	(1)%	3%	(4)%	0%	35	47	(26)%	10.1%	13.4%	11-14%
Diagnostics	713	115	520%	(1)%	(23)%	544%	712	115	519%	(1)%	(23)%	543%	67	5	1240%	9.4%	4.3%	16-19%

Total Sectors	22,886	20,678	11%				16,862	15,037	12%				1,673	1,385	21%

*)	Currency translation effects.

**)	Portfolio effects.

***)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

1/2

SUPPLEMENTAL DATA	Exhibit 99(f) — (continued)
SIEMENS
For the three months ended March 31, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit***			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	%Change	2008	2007
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**
Sectors and Divisions
Industry Sector	10,031	9,198	9%	11%	(5)%	3%	9,080	8,965	1%	2%	(4)%	3%	931	904	3%	10.3%	10.1%	9-13%
Industry Automation	2,237	1,842	21%	12%	(4)%	13%	2,122	1,789	19%	10%	(4)%	13%	371	291	27%	17.5%	16.3%	12-17%
Drive Technologies	2,674	2,297	16%	19%	(3)%	0%	2,206	1,932	14%	16%	(2)%	0%	322	223	44%	14.6%	11.5%	11-16%
Building Technologies	1,559	1,621	(4)%	0%	(5)%	1%	1,432	1,577	(9)%	(4)%	(5)%	0%	109	112	(3)%	7.6%	7.1%	7-10%
OSRAM	1,188	1,189	0%	6%	(7)%	1%	1,188	1,189	0%	6%	(7)%	1%	122	125	(2)%	10.3%	10.5%	10-12%
Industry Solutions	1,994	1,884	6%	11%	(5)%	0%	1,586	1,626	(2)%	2%	(4)%	0%	121	77	57%	7.6%	4.7%	5-7%
Mobility	1,306	1,127	16%	21%	(5)%	0%	1,351	1,566	(14)%	(11)%	(3)%	0%	(116)	76	(253)%	(8.6)%	4.9%	5-7%

Energy Sector	9,026	7,605	19%	26%	(7)%	0%	4,964	4,921	1%	6%	(5)%	0%	6	478	(99)%	0.1%	9.7%	11-15%
Fossil Power Generation	4,192	3,634	15%	21%	(6)%	0%	1,732	2,081	(17)%	(11)%	(6)%	0%	(328)	260	(226)%	(18.9)%	12.5%	11-15%
Renewable Energy	961	402	139%	174%	(35)%	0%	417	323	29%	39%	(10)%	0%	35	39	(10)%	8.4%	12.1%	12-16%
Oil & Gas	1,096	1,138	(4)%	(2)%	(3)%	1%	981	830	18%	22%	(4)%	0%	78	35	123%	8.0%	4.2%	10-14%
Power Transmission	1,993	1,605	24%	32%	(8)%	0%	1,256	1,106	14%	19%	(5)%	0%	144	71	103%	11.5%	6.4%	10-14%
Power Distribution	917	893	3%	8%	(5)%	0%	699	673	4%	8%	(4)%	0%	77	71	8%	11.0%	10.5%	11-15%

Healthcare Sector	2,790	2,544	10%	1%	(8)%	17%	2,722	2,470	10%	2%	(9)%	17%	341	332	3%	12.5%	13.4%	14-17%
Imaging & IT	1,594	1,665	(4)%	2%	(7)%	1%	1,629	1,725	(6)%	1%	(8)%	1%	236	226	4%	14.5%	13.1%	14-17%
Workflow & Solutions	459	486	(6)%	(1)%	(5)%	0%	376	357	5%	11%	(6)%	0%	63	31	103%	16.8%	8.7%	11-14%
Diagnostics	822	454	81%	4%	(16)%	93%	816	455	79%	3%	(16)%	92%	49	42	17%	6.0%	9.2%	16-19%

Total Sectors	21,847	19,347	13%				16,766	16,356	3%				1,278	1,714	(25)%

*)	Currency translation effects.

**)	Portfolio effects.

***)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

2/2